Stock Option Sec 409A Compliance Webinar Review Oct. 2 and 8, 2007

Background For some stock options prior to 2006, significant time passed between the board of director's approval of stock options and the time the options were officially granted to non-executive employees. During this period, increases in stock prices created an increase in value as recognized by the IRS. Specifically, Section 409A of the tax code imposed: An additional 20% excise tax on top of ordinary income taxes, plus penalties ( for those who exercised affected options) Taxes on unrealized gains on unexercised vested options as of the end of each year ( for those who did not exercise affected options)

Who is Affected Most individuals who received stock options in 2003 and 2004 are affected. Within this group there are two main categories: Those who have not exercised these options Those who exercised options in 2006 and 2007

Tenneco's Response Tenneco's intent is to lessen the financial impact of the new tax rules for affected employees. For those who hold unexercised options: Tenneco will offer to amend the stock options so the exercise price matches the higher prices on the date they were actually granted. The company will also make up the difference between these prices with a special cash payment during the first pay period of 2008. These amended options are not liable for additional Section 409A tax liabilities. Employees who exercised affected stock options during 2006 or 2007 that vested after December 31, 2004: must file amended tax returns for 2005 and 2006, pay an additional 20% excise tax plus penalties for late payment. Tenneco will reimburse employees for the 20% excise and interest on a grossed-up basis. Tenneco will also pay $200 toward professional tax preparation fees for each year that employees must file an amended return.

Eligible Option Example (For those who did not exercise) Assumptions: In Jan 2003 you were issued options to purchase 500 shares of stock with an exercise price equal to $3.77 per share of the number of shares subject to your option; 167 shares vested on or before December 31, 2004. Subsequent to the date of the BOD grant, the exercise price per share, based upon the measurement date of your options for financial reporting purposes (the date on which the number of options granted specifically to you was made), was deemed to be $4.01. 333 ( 500-167) shares vested after December 31, 2004 The options will be Eligible Options with respect to 333 shares If you accept this offer with respect to the options to purchase the 333 shares pursuant to the terms of the offer you will receive the following: 1. The option agreement to purchase 333 shares will be amended to increase the exercise price to $4.01 per share. 2. A "promise to make cash payment" of $79.92 ($4.01-$3.77) multiplied by 333, less applicable tax withholding, payable on the first payroll date following January 1, 2008.

Exercised Stock Options Example (Corrected earnings statement (W2Cs) required) Assumptions: 2004 stock option grant of 100 shares (that vested after 12/31/04) at a grant price of $12.00 exercised in 2006 at a price of $25.00 with realized gain of $1,300 ($25.00-$12.00 X 100 shares) Stock price at end of 2005 was $18.00 Original $1,300 gain reported with 2006 earnings will need to be spread across both 2005 and 2006 tax years based upon year-end stock price $600 ( $18.00-$12.00 x 100 shares) for 2005 $700 ( $ 25.00-$ 18.00 x 100 shares ) for 2006

Exercised Stock Options Example (Corrected earnings statement (W2Cs) required) Cont'd Action required Must file amended tax returns to reflect W2Cs Pay 20% excise tax and interest, as required Tenneco response Will arrange payment to be included with your 2007 pay an amount to reimburse you for the excise tax and interest, grossed-up for taxes Will also include payment of $200 toward tax prep fees for each year of amended filings

Next Steps Employees who have not exercised stock options from the 2003 and 2004 grants should have received a formal offer via regular U.S. mail to amend these options. If you accept the offer, you avoid the 409A tax liabilities and penalties on the amended options. During the first pay period of 2008, Tenneco will pay the difference between the original exercise price and the higher adjusted exercise price.

Next Steps cont'd Employees who did exercise options during 2006 or 2007 will receive a W2-C form from the company this year. These employees must file amended tax returns for the affected years, as well as pay any taxes or penalties due. As described earlier, the company will assist in these payments, as well as defray professional tax preparation fees. Employees who have tax liabilities are urged to use these professional preparation services.

Corrective Action Taken Starting with the 2006 stock option grant, the company's Board of Directors now approves a list of employees for receipt of stock options, together with the number of options granted, effective on the date of the approval. This change eliminates the passage of time between board approval and the actual award of options to an employee, avoiding issues of Section 409 tax liabilities and penalties in the future.

Questions You may send additional questions to Rex Abercrombie at RAbercrombie@tenneco.com.